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                                                                 EXHIBIT (g)(3)

                 AUTOMATIC REINSURANCE AGREEMENT NO. AGRG0302

                                    between

                    American General Life Insurance Company
                        Old Line Life Insurance Company
       The United States Life Insurance Company in the City of New York

    As Ceding Company: referred to as You and Your, and the Ceding Company

                                      and

                            RGA Reinsurance Company
                                      Of
                              St. Louis, Missouri

          as Reinsurer: referred to as We, Us, Our, and the Reinsurer

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                               TABLE OF CONTENTS

Article I - Scope of the Agreement                                          4
1.1     Parties to the Agreement                                            4
1.2     Effective Date of the Agreement                                     4
1.3     Scope of the Agreement                                              4
1.4     Duration of the Agreement                                           4

Article II - Reinsurance Coverage                                           4
2.1     Automatic Reinsurance                                               6
2.2     Facultative Reinsurance                                             6
2.3     Basis of Reinsurance                                                6

Article III - Procedures                                                    6
3.1     Automatic Reinsurance                                               6
3.2     Facultative Reinsurance                                             6
3.3     Policy Expenses                                                     7
3.4     Reference Materials                                                 7

Article IV - Liability                                                      7
4.1     Automatic Reinsurance                                               7
4.2     Facultative Reinsurance                                             7
4.3     Conditional Receipt Liability                                       7
4.4     Continuation of Liability                                           7

Article V - Reinsurance Rates and Payments                                  7
5.1     Reinsurance Rates                                                   7
5.2     Payments                                                            8
5.3     Tax Reimbursements                                                  8
5.4     Experience Refund                                                   9

Article VI - Right of Offset                                                9

Article VII - Changes to the Reinsurance                                    9
7.1     Errors and Oversights                                               9
7.2     Misstatement of Age or Sex                                          10
7.3     Changes to the Underlying Policy                                    10
7.4     Reductions, Terminations, and Reinstatements                        10
7.5     Conversions                                                         11

Article VIII - Recapture                                                    11
8.1     Basis of Recapture                                                  11
8.2     Method of Recapture                                                 11

Article IX - Claims                                                         12
9.1     Notice of Claims                                                    12
9.2     Settlement of Claims                                                12
9.3     Contestable Claims                                                  13
9.4     Claim Expenses                                                      13
9.5     Extra Contractual Damages                                           14

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Article X - Arbitration                                                     14
10.1    Basis for Arbitration                                               14
10.2    Negotiation                                                         15
10.3    Arbitration Proceedings                                             15

Article XI - Insolvency                                                     16

Article XII - Inspection of Records                                         16

Article XIII - Letter of Credit                                             16

Article XIII - Execution of the Agreement                                   17

Exhibits                                                                    18
A       Reinsurance Coverage                                                20
B       Reinsurance Rates and Allowances
B-l     Rates for Life Reinsurance
B-2     Rates for Life Conversion Non- Reinsurance
C       Reinsurance Reporting Forms and Reinsurance Administration
D       Conditional Receipt Liability                                       26
E       Letter of Credit                                                    27

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                      ARTICLE I - SCOPE OF THE AGREEMENT

1. Parties to the Agreement

   The ceding company and the reinsurer mutually agree to transact reinsurance according to the terms of this Agreement. This Agreement is for indemnity reinsurance and the ceding company and the reinsurer are the only parties to the Agreement. There will be no right or legal relationship whatsoever between the reinsurer and any other person having an interest of any kind in policies reinsured under this Agreement.

2. Effective Date of the Agreement

   This Agreement will go into effect at 12:01 A.M. as of the dates listed in Exhibit A and will cover policies effective on and after that date.

3. Scope of the Agreement

   The text of this Agreement and all Exhibits, Schedules and Amendments are considered to be the entire agreement between the parties. Exhibits and Schedules override the text of this agreement. There are no other understandings or agreements between the parties regarding the policies reinsured other than as expressed in this Agreement. The parties may make changes or additions to this Agreement, but they will not be considered to be in effect unless they are made by means of a written amendment, which has been signed by the ceding company and the reinsurer.

4. Duration of the Agreement

   The duration of this Agreement will be unlimited. However, the ceding company or the reinsurer may terminate the Agreement at any time by giving the other ninety days prior written notice. We will continue to accept new reinsurance during the ninety-day period.

   Existing reinsurance will not be affected by the termination of this Agreement for new reinsurance. Existing reinsurance will remain in force until the termination or expiry of the underlying policy on which reinsurance is based, as long as you continue to pay reinsurance premiums as shown in Article V (Reinsurance Rates and Payments.) However, we will not be liable for any claims or premium refunds, which are not reported to us within one hundred eighty days following the termination or expiry of the last cession reinsured under this Agreement.

                       ARTICLE II - REINSURANCE COVERAGE

1. Automatic Reinsurance

   We will accept automatically reinsurance of life benefits for your individually underwritten ordinary life policies on any permanent resident of the United States or Canada, in agreement with the provisions shown in Exhibit A (Reinsurance Coverage).

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   We will also accept automatically reinsurance of riders and supplementary benefits written with the covered life benefits, but only to the extent that the riders and supplementary benefits are specifically shown in Exhibit A (Reinsurance Coverage).

   You have the right to modify your retention limits shown in Exhibit A (Reinsurance Coverage), Part II at any time. If your retention limits are reduced as a result of the modification, you will need to notify us in writing before you can cede reinsurance on the basis of the reduced retention limits. We will prepare a treaty amendment, which will serve as our written approval of the reduction.

   We reserve the right to amend the Automatic Acceptance Limits shown in Exhibit A (Reinsurance Coverage) if you modify your retention limits. We also reserve the right to modify the Automatic Acceptance Limits if you elect to participate in another arrangement or arrangements to secure additional automatic binding capacity.

   Changes in your issue limits or underwriting guidelines will be subject to our review.

   Automatic reinsurance coverage will not be available in the following situations:

    1. The policy has been submitted on a facultative, facultative obligatory or initial inquiry basis to us or to any other reinsurer;

    2. The risk is categorized as a "Jumbo Risk", where your underwriting papers indicate that the total life insurance in force and applied for on the insured's life exceeds the Jumbo Limit shown in Exhibit A;

    3. The policy is part of any special program that you offer, including:

       a) Experimental or limited retention programs, including but not limited to cancer, diabetes, aviation or coronary risks;

       b) External replacement and/or conversion programs, including those with affiliates, other than contractual conversions or exchanges of the original policy.

    4. You have retained an amount less than your stated pool percentage limit.

    5. The policy is a result of a conversion from group insurance, unless we agree otherwise.

    6. The risk is not fully underwritten or any risk where you have not followed your usual underwriting practices.

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    2. Facultative Reinsurance

       If you wish to submit a risk not covered automatically under this Agreement, or if you wish our advice on any application, you may submit and we will consider the risk on a facultative basis.

    3. Basis of Reinsurance

       Life reinsurance under this Agreement will be on the basis shown in Exhibit A for the net amount at risk on the portion of the original policy that is reinsured with us.

       The net amount at risk for any policy period will be calculated according to Exhibit B (Reinsurance Rates and Allowances).

       Riders or supplementary benefits ceded with life benefits will be reinsured as shown in Exhibit B. Any differences in the net amount at risk calculation for these benefits will be shown in Exhibit B.

                           ARTICLE III - PROCEDURES

    1. Automatic Reinsurance

       No individual notification will be necessary for placing automatic reinsurance. Subject to Article V (Reinsurance Rates and Payments) and Exhibit C (Reinsurance Reporting Forms and Reinsurance Administration), new business or changes to existing reinsurance will be shown on your periodic billing report.

    2. Facultative Reinsurance

       When you wish to submit a risk for facultative consideration, you will send us a reinsurance application form together with copies of all the information you have regarding the insurability of the risk. We will review the information and promptly notify you of our decision.

       After we have made an unconditional offer to reinsure a risk, no individual notification of your acceptance will be necessary. You will confirm your acceptance of our offer and the placement of the reinsurance on your periodic billing report. Your confirmation must be made no later than one hundred twenty days from our acceptance of the risk.

       Our offer may remain open beyond the termination date shown in our acceptance if you give us a written request for an extension and we give you our written approval of the request. If an extension is granted, the offer will terminate automatically on the expiry date shown in our written approval of the extension.

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    3. Policy Expenses

       You will bear the expenses of all medical examinations, inspection fees and other charges incurred in connection with policy issues, reinstatements or re-entries.

    4. Reference Materials

       Upon request you will provide us with any reference materials which we may require for proper administration of reinsurance ceded under this Agreement.

                            ARTICLE IV - LIABILITY

    1. Automatic Reinsurance

       Our liability for reinsurance placed automatically under this Agreement will begin and end simultaneously with your liability for the underlying policy on which reinsurance is based.

    2. Facultative Reinsurance

       Our liability for facultative reinsurance will begin and end simultaneously with your liability for the underlying policy on which reinsurance is based when we have given you an unconditional offer to reinsure the risk and you have indicated your acceptance of our offer on the periodic billing report, provided that the acceptance date is before the expiry date shown on our offer.

       If our offer depends on your approval of further information about the insurability of the risk, we will have no liability unless you have requested and approved the information and documented your policy file accordingly.

    3. Conditional Receipt Liability

       Our liability for losses under the terms of a Conditional Receipt or Temporary Insurance Receipt is shown in Exhibit D (Conditional Receipt Liability).

    4. Continuation of Liability

       Continuation of our liability is conditioned on your payment of reinsurance premiums as shown in Article V (Reinsurance Rates and Payments) and is subject to Article VII (Changes to the Reinsurance) and
       Article VIII (Recapture).

                  ARTICLE V - REINSURANCE RATES AND PAYMENTS

    1. Reinsurance Rates

       Reinsurance rates that you will pay us for business covered under this Agreement are shown in Exhibit B. The reinsurance rate payable for any cession for any accounting

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       period will be calculated on the basis of the net amount at risk reinsured as of that period.

       If the original policy is issued with interim insurance, you will pay us a reinsurance rate for the interim period that is the same percentage of the first year premium that the interim period bears to twelve months. The rate that you pay us for the first policy year after the interim period will be calculated on the basis of the full annual reinsurance rate.

       Procedures and details of reinsurance rate calculation for any benefits or riders ceded under this Agreement are shown in Exhibit B.

       All financial transactions under this Agreement will be in United States dollars, unless the ceding company and the reinsurer mutually agree to use other currencies. Specifications of the currencies and details of currency conversion procedures will be shown in Exhibit B if necessary.

    2. Payments

       You will self-administer the periodic reporting of your statements of account and payment of balances due to us as shown in Exhibit C.

       Within thirty days after the close of each reporting period, you will send us a statement of account for that period along with payment of the full balance due. If the statement of account shows a balance due you, we will remit that amount to you within thirty days of our receipt of the statement of account.

       Your timely payment of reinsurance premiums is a condition precedent to our continued liability. If you have not paid the balance due us by the thirty-first day following the close of the reporting period, we have the right to give you thirty days' written notice of our intention to terminate the reinsurance on which the balance is due and unpaid. At the end of this thirty-day period, our liability will automatically terminate for all reinsurance on which balances remain due and unpaid, including reinsurance on which balances became due and unpaid during and after the thirty-day notice period. Even though we have terminated the reinsurance, you will continue to be liable for the payment of unpaid balances along with interest charges calculated from the due date shown above to the date of payment. The interest rate payable will be the same that we charge for delinquent premiums on our individual life insurance policies.

       You may reinstate reinsurance terminated for non-payment of balances due at any time within sixty days of the date of termination, by paying us all balances due and interest charged in full. However, we will have no liability for claims incurred between the termination date and the reinstatement date.

    3. Tax Reimbursements

       Details of any reimbursement of premium taxes that you pay on behalf of reinsurance payments to us are shown in Exhibit B.

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       The ceding company and the reinsurer mutually agree to the following pursuant to Section 1.848-2 (g) (8) of the Income Tax Regulation issued December 29, 1992 under Section 848 of the Internal Revenue Code of 1986, as amended. This election will be effective for all taxable years for which this Agreement remains in effect.

       The terms used in this Section are defined in Regulation Section 1.848-2 in effect as of December 29, 1992. The term "net consideration" will refer to either net consideration as defined in Section 1.848-2 (f) or "gross premium and other consideration" as defined in Section 1.848-3
       (b), as appropriate.

       a) The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the General Deductions Limitation of IRC Section 848 (c) (I).

       b) The Ceding Company will submit a schedule to the Reinsurer by June 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Ceding Company stating that the Ceding Company will report such net consideration in its tax return for the preceding calendar year. The Ceding Company and the reinsurer also mutually agree to exchange information otherwise required by the Internal Revenue Service.

    4. Experience Refund

       Details of any Experience Refund payable to you will be shown in Exhibit
       B.

                         ARTICLE VI - RIGHT OF OFFSET

   The Company and the Reinsurer will have the right to offset any balance or balances whether on account of premiums, allowances or claims due from one party to the other, under this Agreement or under any other reinsurance agreement between the Company and the Reinsurer.

   The right of offset will not be affected or diminished because of the insolvency of either party.

                   ARTICLE VII - CHANGES TO THE REINSURANCE

    1. Errors and Oversights

       If either of us fail to comply with any of the provisions of this Agreement because of an unintentional oversight or misunderstanding, the underlying status of this Agreement will not be changed. Both of us will be restored to the position we would have occupied had no such oversight nor misunderstanding occurred.

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    2. Misstatement of Age or Sex

       If the misstatement of the age or sex of a reinsured life causes an increase or reduction in the amount of insurance in your underlying policy, we will both share in the change in proportion to our original liabilities at the time the policy was issued.

    3. Changes to the Underlying Policy

       a) All changes. If any change is made to the underlying policy, the reinsurance will change accordingly. You will give us prompt written notification of the change, including details and the effective date of the change.

       b) Increases. If the amount at risk increases because of a change in the underlying policy, you will promptly send us copies of all papers relating to the change in plan. Our approval will be necessary if the increase causes the amount reinsured to exceed the Automatic Acceptance Limits shown in Exhibit A, if the policy was reinsured on a facultative basis, or if the underwriting classification of a substandard risk reinsured on a facultative basis was changed.

       c) Extended Term and Reduced Paid-Up Insurance. If any policy reinsured under this Agreement converts to Extended Term Insurance or Reduced Paid-Up Insurance, the net amount at risk reinsured will be adjusted as appropriate and reinsurance will be continued in accordance with the provisions of the underlying policy. Reinsurance payments for the adjusted policy will be calculated on the basis of the original issue age of the insured and the duration of the original policy at the time the adjustment became effective, i.e. point-in-scale basis.

    4. Reductions, Terminations, and Reinstatements

       If any part of the underlying coverage on a life reinsured under this Agreement is reduced or terminated, the amount of reinsurance will also be reduced or terminated to the extent that you will continue to maintain your appropriate retention limit as shown in Exhibit A. You will not be required to assume amounts in excess of the retention limit that was in force when the affected policy or policies were issued.

       If a policy reinsured under this Agreement is lapsed or terminated, the reinsurance will also terminate.

       If a policy reinsured automatically lapses and is reinstated in accordance with your standard rules and procedures, reinsurance for the amount at risk effective at the time of the lapse will be reinstated automatically at the date of reinstatement of the policy. You will notify us of the reinstatement on your periodic statement of account. You will send us copies of your reinstatement papers only upon request.

       We will not need to approve reinstatement of a policy reinsured under this Agreement on a facultative basis when:

       a) You have kept your full retention on the policy; and

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       b) The reinsured amount falls within the Automatic Acceptance Limits shown in Exhibit A.

       Otherwise, you will need our prior review and approval for reinstatement of any facultative reinsurance. You will send us prompt written notice of your intention to reinstate the policy along with copies of the reinstatement papers required by your standard rules and procedures. The reinsurance will be reinstated at the same time as the policy, subject to our written approval of the reinstatement.

       You will notify us of all reinstatements on your periodic statement of account, and you will pay all reinsurance payments due from the date of reinstatement to the date of the current statement of account. Thereafter, reinsurance payments will be in accordance with Article V (Reinsurance Rates and Payments).

    5. Conversions

       If a policy under this agreement is converted, the policy arising from the conversion will be reinsured with us. The amount to be reinsured will be determined on the same basis as used for the original policy but will not exceed the amount reinsured as of the date of conversion unless mutually agreed otherwise.

       The converted policy will be reinsured on a YRT basis. The YRT rate will be based on the issue age and duration of the original policy.

                           ARTICLE VIII - RECAPTURE

    1. Basis of Recapture

       If you increase the retention limits shown in Exhibit A, you may make a corresponding reduction in eligible reinsurance cessions. Policies are eligible for recapture if:

       a) You have maintained the stated retention limit shown in Exhibit A. Policies on which you retained less than your retention limit will not be eligible for recapture.

       b) The policy has been in force under this Agreement for the Recapture Period shown in Exhibit B. The recapture period will always be measured from the original policy issue date. For converted policies the recapture period will be measured from the issue date of the original policy.

    2. Method of Recapture

       You will give us written notice of your intention to recapture within ninety days of the effective date of your retention increase. If you elect to recapture at a later date, you will give us additional written notice before you begin the recapture.

       When you have given us written notice of your intent to recapture, and the date that the recapture will begin:

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       a) All eligible policies will be recaptured;

       b) Reinsurance will be reduced on the next anniversary date of each eligible policy;

       c) Reinsurance on each eligible policy will be reduced by an amount that will increase your retention to the current limit set forth in Exhibit A.

          If you increase your retention shown in Exhibit A, the percentage of the risk reinsured will reduce proportionately. If reinsurance was placed with more than one reinsurer, each reinsurer's percentage will be reduced in the same proportion that each reinsurer's original percentage bore to the total percentage reinsured.

       d) If there is reinsurance in force in other companies on any one insured life, the reduction of the reinsurance in force under this Agreement will be in the same proportion that the amount reinsured with us bears to the total reinsurance on the life;

       e) If at the time of recapture the insured is disabled and premiums are being waived under any type of disability Benefit Rider, only the life benefit will be recaptured. The reinsured portion of the Disability Benefit rider will remain in force until the policy is returned to premium-paying status, at which time it will be eligible for recapture.

       If you omit or overlook the recapture of any eligible policy or policies, our acceptance of reinsurance payments after the date the recapture would have taken place will not cause us to be liable for the amount of the risk that would have been recaptured. We will be liable only for a refund of reinsurance payments received, without interest.

       If your retention increase is due to your purchase by or purchase of another company, or your merger, assumption or any other affiliation with another company, no immediate recapture will be allowed. However, you may recapture eligible policies once the Recapture Period set out in Exhibit B has expired.

                              ARTICLE IX - CLAIMS

    1. Notice of Claims

       When you receive notice that a claim has been incurred on a policy reinsured under this Agreement, you will forward copies of the death certificate and the claimant's statement as each document becomes available. Copies of the application and underwriting papers, if applicable, will be sent on any claim incurred during the contestable period of the policy. You will send us such other documents on any claim as we request them on a case by case basis.

    2. Settlement of Claims

       We will accept your good faith decision in settling any claim except as specified in this Article. Once we have received the proofs cited in
       Section 1 and upon evidence of your settlement with the claimant, we will discharge our net reinsurance liability by

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       paying you one lump sum, regardless of the method of settlement you use.
       For the settlement of Waiver of Premium Disability or other Disability Rider benefits, we will pay you our proportional share of the gross premium waived annually.

       You will consult with us before conceding any liability or making any settlement with the claimant for claims incurred during the contestable period of the policy.

       Your claim settlements will be administered in good faith, according to the standard procedures you apply to all claims, whether reinsured or not.

    3. Contestable Claims

       You will immediately notify us if you intend to contest, compromise or litigate a claim involving reinsurance. If we prefer not to participate in the contest, we will notify you of our decision within fifteen days of our receipt of all documents requested, and we will immediately pay you the full amount of reinsurance due. Once we have paid our reinsurance liability, we will not be liable for legal and/or investigative expenses and we will have no further liability for expenses associated with the contest, compromise or litigation.

       When we agree to participate in a contest, compromise or litigation involving reinsurance, you will give us prompt notice of the beginning of any legal proceedings involving the contested policy. You will promptly furnish us with copies of all documents pertaining to a lawsuit or notice of intent to file a lawsuit by any of the claimants or parties to the policy.

       We will share in the payment of legal or investigative expenses relating to a contested claim in the same proportion as our liability bears to your liability. We will not reimburse expenses associated with non-reinsured policies.

       If your contest, compromise or litigation results in a reduction in the liability of the contested policy, we will share in the reduction in the same proportion that the amount of reinsurance bore to the amount payable under the terms of the policy on the date of death of the insured.

    4. Claim Expenses

       We will pay our proportionate share of the following expenses arising out of the settlement or litigation of a claim, providing the expenses are reasonable:

       a) Routine investigative or administrative expenses;

       b) Attorneys' fees;

       c) Penalties and interest imposed automatically against you by statute and rising solely out of a judgement rendered against you in a suit for policy benefits;

       d) Interest paid to the claimant on death benefit proceeds according to your practices. Reimbursement of interest in excess of 9%, unless otherwise dictated by local legislation, will require our approval.

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       Our share of claim expenses will be in the same proportion that our liability bears to your liability.

       You will be responsible for payment of the following claim expenses, which are not considered items of "net reinsurance liability" as referenced in Section 2 of this Article:

       a) Routine administrative expenses for the home office or elsewhere, including your employees' salaries;

       b) Expenses incurred in connection with any dispute or contest arising out of a conflict in claims of entitlement to policy proceeds or benefits which you admit are payable.

    5. Extra Contractual Damages

       We will not be liable for nor will we pay any extra contractual damages, including but not limited to consequential, compensatory, exemplary or punitive damages which are awarded against you, or which you pay voluntarily, in settlement of a dispute or claim where damages were awarded as the result of any direct or indirect act, omission or course of conduct undertaken by you, your agents or representatives, in connection with any aspect of the policies reinsured under this Agreement.

       We recognize that special circumstances may arise in which we should participate to the extent permitted by law in certain assessed damages. These circumstances are difficult to describe or define in advance but could include those situations in which we were an active party in the act, omission or course or conduct, which ultimately resulted in the assessment of the damages. The extent of our participation is dependent upon a good-faith assessment of the relative culpability in each case; but all factors being equal, the division of any such assessment would generally be in the same proportion of the net liability accepted by each party.

                            ARTICLE X - ARBITRATION

    1. Basis for Arbitration

       The ceding company and the reinsurer mutually understand and agree that the wording and interpretation of this Agreement is based on the usual customs and practices of the insurance and reinsurance industry. While we agree to act in good faith in our dealings with each other, it is understood and recognized that situations arise in which we cannot reach an agreement.

       In the event that any dispute cannot be resolved to our mutual satisfaction, the dispute will first be subject to good-faith negotiation as described below in an attempt to resolve the dispute without the need to institute formal arbitration proceedings.

    2. Negotiation

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       Within ten days after one of us has given the other the first written notification of the specific dispute, each of us will appoint a designated officer to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as early as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The specific format for such discussions will be decided by the designated officers. If the officers cannot resolve the dispute within thirty days of their first meeting, we agree that we will submit the dispute to formal arbitration. However, we may agree in writing to extend the negotiation period for an additional thirty days.

    3. Arbitration Proceedings

       No later than fifteen days after the final negotiation meeting, the officers taking part in the negotiation will give both of us written confirmation that they are unable to resolve the dispute and that they recommend establishment of formal arbitration. An arbitration panel consisting of three past or present officers of life insurance companies not affiliated with either of us in any way will settle the dispute. Each of us will appoint one arbitrator and the two will select a third. If the two arbitrators cannot agree on the choice of a third, the choice will be made by the Chairman of the American Arbitration Association.

       The arbitration proceeding will be conducted according to the Commercial Arbitration Rules of the American Arbitration Association, which are in effect at the time the arbitration begins.

       The arbitration will take place in Houston, Texas unless the ceding company and the reinsurer mutually agree otherwise.

       Within sixty days after the beginning of the arbitration proceedings the arbitrators will issue a written decision on the dispute and a statement of any award to be paid as a result. The decision will be based on the terms and conditions of this Agreement as well as the usual customs and practices of the insurance and reinsurance industry, rather than on strict interpretation of the law. The decision will be final and binding on both of us and there will be no further appeal, except that either of us may petition any court having jurisdiction regarding the award rendered by the arbitrators.

       We may agree to extend any of the negotiation or arbitration periods shown in this Article.

       All costs of the arbitration will be determined by the tribunal, which may take into account the law and practice of the place of arbitration, and in what manner arbitration costs will be paid, and by whom.

                            ARTICLE XI - INSOLVENCY

If you are judged insolvent, we will pay all reinsurance under this Agreement directly to you, your liquidator, receiver or statutory successor on the basis of your liability under the policy or policies reinsured without decrease because of your insolvency. It is understood, however, that in the event of your insolvency the liquidator, receiver or statutory successor will give us written notice of a pending claim on a policy reinsured within a reasonable time after the claim is filed in the insolvency proceedings. While the claim is pending, we may investigate and interpose at our own expense in the proceedings where the claim is to be adjudicated, any defense which we may deem available to you, your liquidator, receiver or statutory successor. It is further understood that the expense we incur will be chargeable, subject to court approval, against you as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to you solely as a result of the defense we have undertaken. Where two or more reinsurers are involved in the same claim and a majority in interest elects to interpose defense to the claim, the expenses will be apportioned in accordance with the terms of the reinsurance agreement as though you had incurred the expense.

If we are judged insolvent, we will be considered in default under this Agreement. Amounts due us will be paid directly to our liquidator, receiver or statutory successor without diminution because of our insolvency.

                      ARTICLE XII - INSPECTION OF RECORDS

Either one of us will have the right at any reasonable time to inspect the original papers, records, books, files or other documents relating directly or indirectly to the reinsurance coverage under this Agreement.

                        ARTICLE XIII - LETTER OF CREDIT

See Exhibit E.

                   ARTICLE XIII - EXECUTION OF THE AGREEMENT

In witness whereof, we have caused this Agreement to be executed in duplicate at the dates and places shown below, by our respective officers duly authorized to do so.

Signed on behalf of American General Life Insurance Company, Old Line Life Insurance Company, and The United States Life Insurance Company in the City of New York.



--------------------------------       ---------------------------------
Signature                              Date of Signature


--------------------------------
Title


--------------------------------       ---------------------------------
Signature                              Date of Signature


--------------------------------
Title

RGA Reinsurance Company
1370 Timberlake Manor Parkway
Chesterfield, MO 63017-6039



--------------------------------       ---------------------------------
Signature                              Date of Signature


--------------------------------
Title


--------------------------------       ---------------------------------
Signature                              Date of Signature


--------------------------------
Title

                                   EXHIBIT A
                             REINSURANCE COVERAGE

1. REINSURANCE COVERAGE

   Agreement Effective Date: March 1, 2002

   Reinsurance Basis: Yearly Renewable Term

   Pool Percentage:

       Term: 0%
       Single Life UL and VUL: 20%
       Joint Life UL and VUL: 20%

   Products Covered:

       Term
       Single Life UL and VUL
       Joint LifeUL and VUL

   Riders Covered:

       Term Riders
       Return of Premium Rider
       Maturity Extension Rider
       Automatic Increase Rider

   Underwriting Type: Conventional underwriting type

   Minimum Automatic Cession: $100,000 multiplied by the pool percentage less the amount to be retained.

   Automatic Binding Limits:

       Issue Age
       Individual Life Standard     T1 - T4     T5 - T8      T9 - T16
       --------------- ------------ ----------- ------------ ------------
            00-70      $40 million  $40 million $15 million  $10 million
            71-75      $15 million  $15
                                    million     $7 million   $2.5 million
            76-80      $7 million   $7 million  $2.5 million $1 million
            81-85      $5 million   $5 million
            86-89      $2 million

       Joint Life*
       -----------
            00-70      $40 million  $40 mi11ion $15 million  $10 million
            71-75      $15 million  $15
                                    million     $7 million   $2.5 million
            76-80      $7 million   $7 million  $2.5 million $1 million
            81-85      $5.5 million $5.5
                                    million
            86-89      $2.5 million
--------
*   Age determined by youngest age or healthiest life.

Jumbo Limit: $50 million (in force and to be placed); $25 million ages 81 - 89.

II.    RETENTION LIMITS

   Life:

       Ages 00 - 70 $2.5 million
       Ages 71 - 80 $1.5 million
       Ages 81 +    $1 million

   Waiver of Premium:

       Limit: Not covered

   Accidental Death Benefits:

       Limit: Not covered

                                   EXHIBIT B
                       REINSURANCE RATES AND ALLOWANCES

Net Amount at Risk Calculation: Death benefit less the cash value times the pool percentage.

Reinsurance Premium Rates: Reinsurance premiums are expressed as a percentage of the AG 75- 80 S&U, extended age ANB Table (Attached).

                             5 Classes 4 Classes 2 Classes
Single Life UL: Class         Yrs 2+    Yrs 2+    Yrs 2+
---------------------        --------- --------- ---------
Preferred Plus NT
Preferred NT
Standard NT
Preferred T
Standard T

                             5 Classes           4 Classes 2 Classes
Joint Life UL: Class         Yrs 2-10  Yrs 11 +   Yrs 2+   Yrs 2-10  Yrs 11 +
--------------------         --------- --------- --------- --------- --------
Preferred Plus NT
Preferred NT
Standard NT
Preferred T
Standard T

Joint rates are Frazierized with a minimum rate of $.

VUL and UL substandard rates are based off the 2 risk class rates using appropriate multiples.

Reinsurance Premiums are the above rates times the net amount at risk.

Maturity Extension Rider: Reinsurance premium is 90% of current monthly charge below. Rider is reinsured in the same proportion as the base policy.

                Attained        Attained Current Monthly Charge
                Age*             Age**      per $1000 of NAR
                --------        -------- ----------------------
                0 - 85          0 -90
                86              91
                87              92
                88              93
                89              94
                90              95
                91              96
                92              97
                93              98
                94              99
--------
*   - Plans which mature at age 95.
**  - Plans which mature at age 100.

Policy Fee: Not applicable.

Rates for Substandard Table Rating: Standard premiums increased 25% per table.

Flat Extra Allowances:

   Permanent Flat Extra, First Year:
   Temporary Flat Extra, First Year:

   Permanent Flat Extra, Renewal Years:
   Temporary Flat Extra, Renewal Years:

Premium Taxes: Not reimbursed

Recapture Period: 10 years for Term and single life UL and VUL; 20 years for Survivor UL and VUL.

                                   EXHIBIT C
          REINSURANCE REPORTING FORMS AND REINSURANCE ADMINISTRATION

Reinsurance administration and premium accounting will be on a self-administered basis. Each month, you will send to us electronic files containing transaction detail and in force detail on a seriatim basis. The transaction detail file contains billing and policy exhibit information. The in force file will contain reserve information quarterly only. The information content shall be designed to help verify coverage under this treaty and validate reinsurance premiums paid.

                                   EXHIBIT D
                         CONDITIONAL RECEIPT LIABILITY

I. AUTOMATIC REINSURANCE

   We will be liable for losses under the terms of a Conditional Receipt or Temporary Insurance Receipt only when the following qualifications are met:

    a) We have reviewed your Conditional Receipt or Temporary Insurance Receipt Form.

    b) The risk would have qualified for automatic coverage under this Agreement;

    c) You have kept your full retention for the age and table rating of the insured;

    d) The amount ceded to us does not exceed the Automatic Acceptance Limits set forth in Exhibit A (Reinsurance Coverage).

   Copies of your Conditional Receipt or Temporary Insurance Receipt forms will be made available to us as we request them.

II.FACULTATIVE REINSURANCE

   We will not be liable for a claim incurred under the terms of a Conditional Receipt or Temporary Insurance Receipt for a risk, which has been submitted to us on a facultative basis.

                                   EXHIBIT E
                               LETTER OF CREDIT

Not Applicable.

                                      24